                                                                                           May 29, 2020

VIA EDGAR CORRESPONDENCE

Jeff Foor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re: Response to Comments on 485(a) filing for the Class A2 shares of the Wells Fargo Conservative Income Fund, the Wells Fargo Ultra Short-Term Income Fund and the Wells Fargo Ultra Short-Term Municipal Income Fund (each a “Fund”), each a series of Wells Fargo Funds Trust (the “Registrant”)

Dear Mr. Foor:

In response to your comments to the Registrant’s filing made on April 17, 2020 in order to register Class A2 shares for each Fund pursuant to Rule 485(a) under the Securities Act of 1933 (accession no. 0001081400-20-000249), please note the following responses:

Prospectus Comments

1.         Comment:       You requested that we confirm whether or not the fee waiver described in the footnote to each Fund’s Annual Fund Operating Expenses table is subject to recoupment by the Fund’s investment manager.

Response:        As of the date of the filing, each Fund’s fee waivers are not subject to recoupment by the investment manager.

2.         Comment:       With respect to Wells Fargo Conservative Income Fund, you noted that the Fund’s portfolio turnover rate for the last fiscal year end was greater than 100%.  You asked that we consider including Portfolio Turnover Risk as a principal risk.

            Response:        We respectfully decline to make this change.  Given that the summary section of the prospectus includes portfolio turnover disclosure which discloses the impact of a higher portfolio turnover rate (including higher transaction costs and the possibility of higher taxes for certain types of accounts), we believe the impact of the Fund’s portfolio turnover ratio is clearly disclosed to shareholders.

3.         Comment:       You noted that the principal risks appear in alphabetical order.  You requested that we order the principal risks to prioritize the most significant principal risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. You noted that after reordering such principal risks, the remainder of the principal risks could be still be ordered alphabetically.  See ADI 2019-08 - Improving Principal Risks Disclosure.

Response:        We agree to make this change but, in order to fully assess how to implement the change appropriately and to be sure that such change does not result in rendering any disclosures misleading in any way, we respectfully submit that the Wells Fargo Fund family will plan on rolling the above referenced disclosure change into the registration statements planned for filing in late July 2020 with an August 1, 2020 effective date.  Our intention is to implement this change in all registration statements filed after these late July 2020 filings and to consistently implement the change for all Wells Fargo Funds going forward.

The Registrant respectfully requests effectiveness of the Registration Statement for June 1, 2020.

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Please feel free to call me at (617) 377-7059 if you have any questions or comments with respect to this matter.

Sincerely,

Maureen Towle

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC